SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 10 December, 2018

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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 10 December 2018

BP p.l.c.
Third quarter interim dividend for 2018
Payments of dividends in sterling

On 30 October 2018, the Directors of BP p.l.c. announced that the interim dividend for the third quarter 2018 would be US$0.1025 per ordinary share (US$0.615 per ADS). This interim dividend is to be paid on 21 December 2018 to shareholders on the share register on 9 November 2018. The dividend is payable in cash in sterling to holders of ordinary shares and in US dollars to holders of ADSs. A scrip dividend alternative has been made available for this dividend allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs.

Sterling dividends payable in cash will be converted from US dollars at an average of the market exchange rate over the four dealing days from 4 to 7 December 2018 (£1 = US$1.27725). Accordingly, the amount of sterling dividend payable in cash on 21 December 2018 will be:

8.0251 pence per share.

Details of the third quarter 2018 dividend and timetable are available at www.bp.com/dividends and details of the Scrip Dividend Programme are available at www.bp.com/scrip.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 10 December 2018
/s/ J. BERTELSEN
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J. BERTELSEN
Deputy Company Secretary